UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 16)*

REDDY ICE HOLDINGS, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

75734R105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,038,196 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,038,196 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,038,196 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.738%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,793 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,793 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.008%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,792 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,792 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.008%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Dennis A. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,041,781 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,041,781 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,781 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,041,781 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,041,781 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,781 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated May 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1, dated July 16, 2007, Amendment No. 2, dated July 19, 2007, Amendment No. 3, dated July 23, 2007, Amendment No. 4, dated July 31, 2007, Amendment No. 5, dated August 8, 2007, Amendment No. 6, dated October 12, 2007, Amendment No. 7, dated January 16, 2008, Amendment No. 8, dated February 4, 2008, Amendment No. 9, dated February 11, 2008, Amendment No. 10, dated February 14, 2008, Amendment No. 11, dated February 22, 2008, Amendment No. 12, dated March 6, 2008, Amendment No. 13, dated April 17, 2008, Amendment No. 14, dated October 3, 2008, and Amendment No. 15, dated November 4, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to the Common Stock, $0.01 par value per share (“Common Shares”), of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 16 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On December 31, 2008, Christopher S. Kiper resigned as a member of the Board of Directors (the “Board”) of the Company. Mr. Kiper was one of two of the Reporting Persons’ designees initially appointed to the Company’s Board pursuant to a Letter Agreement, dated as of April 17, 2008 (the “Letter Agreement”), entered into between the Reporting Persons and the Company.

Pursuant to the Letter Agreement, the Reporting Persons have designated Kevin J. Cameron to replace Mr. Kiper on the Company’s Board. Mr. Cameron is a member of the Shamrock Activist Value Fund’s Advisory Board. In connection with Mr. Cameron’s service as a designee of the Reporting Persons and a member of the Board, the Shamrock Activist Value Fund has agreed to (i) pay him an annual retainer of $150,000 and (ii) provide him with limited indemnification for the duration of his service.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the other. Each of SAVF, SAVF II and SAVF III disclaims beneficial ownership of any Common Shares owned by the others.

SAVF is the owner of 3,038,196 Common Shares, which represents approximately 13.738% of the issued and outstanding Common Shares. SAVF II is the owner of 1,793 Common Shares, which represents approximately 0.008% of the issued and outstanding Common Shares. SAVF III is the owner of 1,792 Common Shares, which represents approximately 0.008% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 3,041,781 Common Shares, which represents approximately 13.75% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF, SAVF II and SAVF III. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

Mr. Johnson is a Managing Director of SCA, a Vice President of Shamrock Partners, and the Portfolio Manager of the Shamrock Activist Value Fund, and as such has primary responsibility for portfolio investment decisions relating to the Shamrock Activist Value Fund. As a result, Mr. Johnson may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities. Mr. Johnson disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 3,041,781 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 13.75% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 3,041,781 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 13.75% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 3,041,781 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 3,041,781 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2 of the Amended Schedule 13D, as previously filed.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 22,114,116 Common Shares were outstanding as of December 31, 2008, as represented by the Company in its Form 10-Q filed with the United States Securities and Exchange Commission on November 7, 2008.

(c) Since November 4, 2008 (the date the Schedule 13D was last amended), SAVF III sold 36,477 Common Shares on November 10, 2008 at $2.294 per share, for a total sale price of $83,678 (excluding brokerage fees).

Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares since November 4, 2008 (the date the Schedule 13D was last amended).

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 25	—	Joint Filing Agreement, dated December 31, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 26	—	Power of Attorney, dated December 31, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

Exhibit Index

Document

Exhibit 25	—	Joint Filing Agreement, dated December 31, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 26	—	Power of Attorney, dated December 31, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold